

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2024

Todd B. Parriott
Chief Executive Officer
Connect Invest II LLC
6700 Via Austi Parkway, Suite E
Las Vegas, Nevada 89119

> **Re: Connect Invest II LLC**
> **Offering Statement on Form 1-A**
> **Filed March 25, 2024**
> **File No. 024-12415**

Dear Todd B. Parriott:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed March 25, 2024

Offering Circular Summary
Our Business, page 3

1. We note that the real estate loans to be funded are currently only those loans originated by your affiliate Ignite Funding LLC. Please clarify whether any real estate loans to be acquired using proceeds from the sale of Notes have been specifically identified. To the extent identified projects exist, expand your disclosures to describe the relevant characteristics of real estate underlying the real estate loans acquired, which may include but is not limited to geography, commercial nature, and any relevant facts that are utilized in assessing your basic qualification and financing requirements.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liquidity and Capital Resources, page 33</u>

2.   We note your disclosure on Note 3 to Financial Statements on F-9 the CD payables maturing in 2024 of $2,147,091 and 2025 of $801,796, and your cash balance totaling approximately $198,000 as of June 30, 2023. Please expand your discussion to include the maturity of your loans receivable that may be used to fund the CD payments and/or your plans to remedy any potential deficiency, including reliance on financing provided by your member. Refer to Item 9(b) of Form 1-A.

<u>Results of Operations, page 33</u>

3.   Please revise this section to provide more detailed disclosure regarding your operating results and trend information. Refer to Items 9(a) and 9(d) of Form 1-A.

<u>Management, page 34</u>

4.   We note that Mason Weiler is your principal financial officer. Please provide disclosure for Mason Weiler in this section or advise. Refer to Instruction 2 to Item 10(a) of Form 1-A.

<u>Experts, page 43</u>

5.   We note your disclosure the financial statements included are as of December 31, 2023, and in reliance on the report of RubinBrown LLP. However, the financial statements included with this offering are as of and for the fiscal years ended December 31, 2022 and 2021. Please revise or advise. Additionally, amend to include a written consent from your auditor consenting to the use of its report as an Exhibit. Refer to Item 17 of the General Instructions to Form 1-A.

<u>Interim Financial Statements (Unaudited)</u>
<u>Statements of Operations and Member's Equity (Deficit), page F-4</u>

6.   Please amend to separately present your statement of operations and statement of member's equity. Your statement of member's equity should illustrate the impact of current period net income (loss) as presented within the separately presented statement of operations. Refer to Form 1-A Part F/S (c)(1) and (b)(4).

<u>Notes to Financial Statements</u>
<u>Note 2 - Loans Receivable, page F-8</u>

7.   We note you participate in collateralized short-term real estate loans that are generally due within one year. As we are unclear as to the composition of your loans receivable balance, please address the following:
   • As you indicate that you analyze credit risk between commercial and residential loan categories, provide in a tabular format the overall composition of your loans

> receivable, as well as how you consider expected credit losses on a collective basis of loans with similar risk characteristics, to permit an investor to sufficiently assess your portfolio. Your portfolio-level detail may be based on any internal risk ratings used, allocation among different loan-to-value or loan-to-cost ratios, origination or maturity dates, or any other relevant factors used in assessing loans receivable; refer to ASC 326-20;
> - Tell us whether you have a significant asset concentration of loans receivable outstanding, detailing to the extent possible the number of loans within each of your self-identified pooled loan characteristics.

8. We note your disclosure the filing of Notices of Default due to delinquency of interest payments for two loans. Please expand your disclosure to include the following; refer to ASC 310-10-35:
   - description of the factors contributing to impairment,
   - amount recognized in the allowance for these two loans or amount recognized in the income statement,
   - aging of all past due amounts by class, and
   - separately, disclose the principal amount and maturity date of the two loans in default.

Note 4 - Related Party Transactions, page F-10

9. We note your balance sheet as of June 30, 2023 discloses amounts due from and due to Connect Invest Corporation. However, your disclosure herein does not include the relationship, nor the description of these transactions. Please expand your Note 4 with the description of the transactions between the company and Connect Invest Corporation.

Note 5 - Subsequent Events, page F-10

10. Please amend your disclosure to affirmatively identify the date through which you have evaluated events and transactions for potential recognition or disclosure, as your current disclosure provides an open reference to such date.

General

11. Please amend your offering circular to update your financial statements and related financial disclosures. Refer to Part F/S in Form 1-A.

12. Please update the disclosure throughout the filing to the most recent practicable date. We note, for example, the amount raised is as of February 24, 2024 on page 18 and the historical loan funding is from 2018 through 2021 on page 27.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Kellie Kim at 202-551-3129 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ken Betts